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October 23, 2012

Board of Managers
Constellation Energy Partners LLC
1801 Main Street, Suite 1300
Houston, TX 77002

Dear Sirs:

As you will note from today’s filing, my client, Investment Partners Asset Management (“IPAM”) now has under management over 5% of the outstanding Master Limited Partnership Class B Units of Constellation Energy Partners LLC (“CEP”).   This letter outlines steps that my client believes the board must take, some immediately,  in order to unlock value for unitholders and protect their interests.

I.           Board Seats, Management Issues, Financing Changes

This current board – specifically the independent members of the board of managers - has overseen a substantial decline in unitholder market value.  Despite this decline, over the past 4 years management and the board have been richly compensated while unitholders have seen their investment lose market value and produce no cash distributions since June 2009.  The executive team’s effectiveness requires independent evaluation now, by a new set of eyes in light of CEP’s performance.  Additionally, all options concerning lending facilities, mezzanine level financing sources, mergers, and other sources of capital or corporate finance should be explored immediately.  To ensure that these important actions are taken, the outside minority investors must be given the opportunity to immediately place a member on the board of managers to protect investors’ interests.

Furthermore, as you will see below, my client currently intends to take an active role to hold management and the board accountable, and facilitate the creation of value for unitholders.

IPAM’s previous suggestion to raise additional capital, perhaps through a rights offering or other mechanism (when the units traded at a price approximately 100% higher than they do now), seems, inexplicably, to have

Board of Managers

October 23, 2012

fallen on deaf executive ears.  Therefore, IPAM may, alone or with advisors, propose capital structure and balance sheet restructurings. IPAM may revisit the issue and, singly or with advisors, propose and seek to effect CEP’s issuance of warrants or other such instruments.  IPAM may, on its own or with the help of consultants or other advisors, recommend or otherwise seek to effect a sale, merger, acquisition, or other transaction, depending on what best serves CEP’s unitholders.  In exploring such alternatives, IPAM  naturally expects and legally deserves CEP’s Board and executives to act as the fiduciaries they are and to cooperate fully with all such analyses and efforts in the best interests of CEP and its unitholders.

II.           Cost Cutting, Executive Compensation and Board Pay

CEP’s sales, general and administrative (“SG&A”) expenses seem to be extremely high in light of the company’s size and industry averages.  IPAM may recommend and seek implementation of certain cost cutting measures.  Proposed cost cutting could include, in particular, replacing certain executives, reducing the number of executives, and/or decreasing executive compensation to levels commensurate with performance.  For example, CEP’s total executive compensation has soared from CEP’s total management expense of $450,000 in 2008. In 2009, the four senior executives each received a new and much larger compensation agreement – including participation in a 2009 Omnibus Incentive Compensation Plan offering a panoply of further riches to executives - just before the Board suspended distributions to unitholders.  For 2009-2011, the value of Mr. Brunner’s total compensation and other benefits was $5,107,795; Mr. Hiney’s was $1,522,074; Ms. Mellencamp’s was $2,155,680; and Mr. Ward’s was $2,673,821.  The staggering total: $11,459,370. Such astronomical figures, in our opinion, cannot be squared with proper business judgment in light of CEP’s dismal performance. While each of the four named executive’s total compensation decreased in each of the three years cited, those annual compensation figures started at unjustifiably high levels.  In our opinion, those annual figures have been, in absolute and relative terms, disproportionate to performance.  Further underscoring our concern, the Board’s approval on April 5, 2012 of an aggregate $1.3 Million in cash service-based grants to “certain key employees other than our named executive officers” seems similarly unwarranted.

Such outlandishly high senior executive compensation, while CEP’s market-value performance has remained consistently poor and unitholders have not received a distribution since June 6, 2009, reflects conspicuous disregard for unitholders’ interests.  A bit of context suffices to make the point.

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October 23, 2012

According to CEP’s investor presentations, the company’s total reserves net-asset-value per unit approximated $14.57 in Q4 2009 and remained at roughly that level until Q3 2010, when the company recorded approximately a $270 million asset-impairment charge.  As of last quarter, total reserves per unit net-asset-value was as low as $5.43.  It is thoroughly misguided, and a conspicuous dereliction of the Board’s duties to unitholders, to lavishly reward management while unitholders have endured such evisceration of value.

IPAM understands that Delaware law delegates broad discretion to boards to decide executive compensation.  But “broad” does not mean “unlimited” or “unreviewable.”  Absent facts of which IPAM is unaware, no valid justification exists, reflecting the sound judgment of a properly informed and appropriately attentive Board, for these compensation awards to executives whose company year after year both underperforms and returns nothing to its unitholders.  IPAM may also retain counsel to explore the validity of, and perhaps to challenge, these executive compensation awards, including, without limitation, the Voluntary Termination, Involuntary Termination and Change in Control payments, and stock option awards.

The board has also been handsomely rewarded.  In 2010, three of CEP’s independent managers received over $123,000, including Mr. Langdon, who received some $135,000. In 2011, the independent managers received compensation of at least $150,000 (some $169,000 for Mr. Langdon), but with $75,000 in cash in March 2012 rather than receiving restricted stock units worth $75,000.  Here, too, cash goes to insiders while unitholders get nothing.

III.           Board’s and Executives’ Fiduciary Duties

Entrenched executives, prospering handsomely as the company languishes and distributions to unitholders have gone unmade for over three years, might well lack the correct incentives to behave like the fiduciary stewards they are of the unitholders’ interests. Not just Board members, but senior executives, too, are required “to pursue the best interests of the company in good faith.”  Hampshire Group, Ltd., v. Kuttner, 2010 WL 2739995, at * 11 (Del. Ch. Chan. July 12, 2010) (“our Supreme Court has found that the duties of corporate officers are similar to those of corporate directors,” citing Gantler v. Stephens, 965 A.2d 695, 709 (Del. 2009)).  Negotiating for, and accepting, compensation that appears much greater than their performance warrants, CEP’s executives may be equally as answerable to unitholders as the Board is.  Unitholders are entitled to no less than the full and faithful discharge of those duties.  CEP’s record over the past three years mandates careful inquiry to

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October 23, 2012

ensure the unitholders received the benefit of those nondelegable fiduciary duties.

IV.           Suspension of Distributions

CEP’s unitholders bought and paid for their units in reliance on CEP’s repeated representations that CEP’s main purpose was in fact to generate distributions for unitholders.  For example: CEP’s Prospectus dated November 15, 2006 stated:

Our primary business objective is to generate stable cash flows allowing us to make quarterly cash distributions to our unitholders and over time to increase the amount of our future quarterly distributions.

CEP’s secondary offering Prospectus, dated October 31, 2007 confirmed the distribution paying point:

Our primary business objective is to generate stable cash flows allowing us to make quarterly cash distributions to our unitholders and over time to increase our quarterly cash distribution.

CEP’s registration statement on Form S-3, filed on January 20, 2011 and declared effective on February 14, 2011, almost identically repeated the distribution promise:

Our primary business  objective is to create long-term value and to generate stable cash flows allowing us to resume making quarterly cash distributions to our unitholders and over time to increase the amount of our future quarterly distributions.

  Finally, CEP’s February 29, 2012 Press Release addressed the “Distribution Outlook” question.  Mr. Brunner stated, in pertinent part: “[W]e believe that we have positioned the company to consider the reinstatement of a cash distribution to unitholders in 2012.”  Confirming that seemingly happy news, Mr. Brunner also said: “We’re pleased to be in a position to reward the patience of our unitholders as we’ve worked to improve company’s financial strength.”  Nearly seven months later, CEP’s unitholders have seen nothing of a distribution, nor heard of any plans to reinstate distributions – the sine qua non of an investment in a master limited partnership (“MLP”) in the first place.

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October 23, 2012

V.           Sale to Postrock and Postrock’s Antipathy to Distributions

Similarly troubling, and similarly motivating IPAM’s concern, CEP’s former sponsor, Constellation Energy Group (“CEG”), in 2011 sold CEG’s investment in CEP to Postrock Energy Corporation (“Postrock”) – including CEG’s A-unit stake (which has enhanced rights including nomination rights for 2 board seats).  Highly leveraged and with a smaller market capitalization than CEP, Postrock is an exploration and production (“E & P”) company – not a Master Limited Partnership.

Selling to Postrock generated cash and other consideration for CEG.  But that sale not only has not advanced, but seems to have been directly inimical to, CEP’s stated “primary business objective” of making “quarterly cash distributions” as Postrock’s strategy explicitly excludes paying ongoing cash distributions to investors.  Whatever the merit of Postrock’s views of MLPs in general or CEP in particular, CEP unitholders bought their units in reliance on CEP’s numerous and unambiguous representations that the “primary business objective” was to generate tax-advantaged distributions to unitholders.  Postrock’s different strategy cannot gainsay those repeated assurances and the reasonableness of the unitholders’ reliance on them.

From what we understand, CEG initiated the approach to Postrock.  CEG knew or should have known that paying distributions would not be a priority of Postrock, CEP’s new largest investor.  Postrock’s position, then, squarely contradicts CEP’s numerous public statements in SEC filings and elsewhere. The propriety of CEG’s sale to Postrock requires serious examination.

It does not appear that Postrock obtained prior approval from CEP’s board of managers prior to purchasing CEG’s units.  Since Postrock now owns over 20% of CEP, according to restrictions in CEP’s Operating Agreement, it seems that Postrock’s units are ineligible to vote.

VI.           Potential Conversion to a C Corporation

Recent consideration of reconfiguring CEP’s legal status to a C corporation contemplated in CEP’s preliminary proxy statement also raises concerns.  IPAM is not aware of any basis for claiming now that restructuring CEP as a C corporation would increase value.  This too, may well require investigation. Whatever the merit management and the board perceive of that position, or of transforming this MLP into purely an Exploration and

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October 23, 2012

Production company, such a maneuver squarely contradicts the basis upon which investors purchased units in the Company.

VII.           Potential Sale of Assets and Operations in Black Warrior Basin

IPAM believes no divestiture of the Black Warrior Basin assets or operations should proceed without both much closer and more careful analysis and unitholder approval.  More than just odd, the Company’s recent announcement that it has retained Lantana Oil & Gas Partners to explore the divestiture of assets and operations in the Black Warrior basin in Tuscaloosa County, Alabama appears to betoken another foray into value destruction.  As you may be aware, a recent article in Barron’s cited an energy analyst at a major investment firm who projects the price of natural gas could reach $5.00 in the first quarter of 2013.  Selling assets now, at what appears to be a market low, with the prospect of a strong market improvement in the very near future, is baffling.

VIII.           Conclusion

IPAM demands the following:

(1)	a meeting or conference call in the immediate future with the full board of CEP to discuss points 2-6 below;

(2)
the right to place on CEP’s board of managers an energy-industry expert who is committed to representing the minority investors, maintaining the Company’s structure, and following the Company’s primary business objective;

(3)	the written commitment from CEP’s board that it will cut management compensation and expenses immediately, reducing them to levels similar to those that existed prior to 2009;

(4)
the removal of any and all anti-takeover mechanisms, which are now  deterring, or are highly likely in the future to deter, potential acquirers and are now depressing and will continue to depress the market value of CEP’s units;

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October 23, 2012

(5)	the rescission of executives’ “golden parachutes,” which similarly entrench management at minority investors’ expense;

(6)
the cooperation of the Company, the Board, and executives in providing all information requested by any bankers, investment bankers, advisors or consultants that IPAM may contact and refer to CEP to explore a near-term financing, merger, or sale of the Company or similar transaction.

IPAM’s potential plans for evaluating and perhaps seeking changes in CEP’s corporate structure, financing, operations, management, governance, operation and policies are not mutually exclusive. IPAM may seek to take all, none or some of these steps, in concert, singly, or in combinations.  In the absence of satisfactory resolution of the items discussed herein, IPAM may also make a request of CEP for books-and-records under Section 220 of the Delaware Corporate Law in connection with IPAM’s potential plans and as part of investigating potential unitholder claims against past and present Board members, executives and other affiliates.

I will follow up with you shortly to arrange a meeting or conference call with CEP’s board and my client to discuss the above.

Sincerely,

/s/ Stephen G. Grygiel

Stephen G. Grygiel, Esq.
Keefe Bartels LLC
170 Monmouth Street
Red Bank, NJ 07701
207-773-2400
207-773-2424 (fax)
sgrygiel@keefebartels.com